May 5, 2010

VIA EDGAR CORRESPONDENCE AND BY HAND

H. Christopher Owings

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Higher One Holdings, Inc.
Registration Statement on Form S-1
Filed March 24, 2010
(File No. 333-165673)

Dear Mr. Owings:

On behalf of Higher One Holdings, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated April 22, 2010, with respect to the above referenced Form S-1 filed on March 24, 2010.

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

H. Christopher Owings, p. 2

Securities and Exchange Commission

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. In this regard, please disclose a bona fide price range of the offered securities, indicate the number of shares to be offered by both you and the selling stockholders and provide all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable. Please refer to Item 501(b) of Regulation S-K. Also, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses or request for effectiveness

Response

The Company will file a pre-effective amendment containing a bona fide price range of the offered securities, the number of shares to be offered by the Company and the selling stockholders and all other information left blank in the Company’s prospectus that may not be omitted pursuant to Rule 430A. At this time, much of this information has not been determined.

2.	In connection with our review of your filing, we reviewed your website located at www.higherone.com. On that website, we note a number of press releases dated on or within close proximity to the date you filed your registration statement. Particularly, we note your March 24, 2010 press release, announcing that you filed this registration statement, in which you include the names of the underwriters involved with your offering. Please provide us with your analysis as to whether these press releases generally constitute an offer of your securities and whether specifically your March 24, 2010 press release constitutes an offer of your securities in light of Rule 135(a)(2)(v) under the Securities Act.

Response

The Company does not believe that the press releases posted on its website generally constitute an offer of its securities. The Company believes that all of the press releases posted to its website in close proximity to the date it filed the Registration Statement, other than the March 24, 2010 press release identified in the Staff’s comments, include only factual information about the Company’s business and satisfy the criteria of the safe harbor provided by Rule 169 under the Securities Act of 1933, as amended (the “Securities Act”). In particular, (i) the information in these releases is factual information about the Company’s business developments; (ii) none of the releases (other than the March 24, 2010 release) contain information about the registered offering; (iii) the Company has previously released information of the type included in the press releases in the ordinary course of its business; (iv) the timing, manner and form in which the information was released is consistent in material respects with similar past releases; (v) the information was released for the intended use by the Company’s higher education institutional clients, banking customers, potential clients and customers, and vendors, other than in their capacities as investors or potential investors; and (vi) the Company is not an investment company registered under the Investment Company Act of 1940, as amended.

The Company does not believe that the March 24, 2010 press release constitutes an offer of its securities. The March 24, 2010 press release was issued following the filing of the Registration Statement and the information included therein is permitted by Rule 134 under the Securities Act, which, inter alia, permits the naming of the underwriters pursuant to Rule 134(a)(10).

H. Christopher Owings, p. 3

Securities and Exchange Commission

3.	Further, please consider revising the content of your website so that you archive properly the information on the website, as contemplated by Rule 433(e)(2) under the Securities Act, or omit all improper disclosures from your website. Please refer to Section III.D.3.b.iii(E) of Release No. 33-8591 and Rule 433(e) under the Securities Act.

Response.

The Company acknowledges the Staff’s recommendation and will review the content of its website with a view to archiving historical information about the Company as contemplated by Rule 433(e)(2) under the Securities Act or omitting improper disclosures.

4.	Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

Response

The Company confirms that it will ensure that, prior to the effectiveness of the Registration Statement, a representative of the Financial Industry Regulatory Authority will call the Staff to confirm that it has completed its review.

5.	Prior to the effectiveness of the registration statement, please have a representative of the stock exchange where you intend to apply to have your shares listed call us to confirm that your common stock has been approved for listing. Alternatively, please disclose in your filing that there is no guarantee that your application to list your shares of common stock on an exchange will be accepted and, therefore, your shares may not be listed on an exchange.

Response

The Company confirms that it will ensure that, prior to the effectiveness of the Registration Statement, a representative of the stock exchange where the Company intends to list its shares will call the Staff to confirm that the Company’s common stock has been approved for listing.

6.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response

The Company respectfully advises the Staff that there is no additional gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

H. Christopher Owings, p. 4

Securities and Exchange Commission

Prospectus Summary, page 1

7.	We note your indication at the outset of this discussion that [t]his summary does not contain all of the information you should consider before investing in our common stock.” Please revise this paragraph to make clear that the summary contains a brief overview of the key aspects of the offering that are the most significant.

Response

The disclosure has been revised on page 1.

8.	In this regard, please note that the summary is intended to provide only a brief overview of the key aspects of the offering. Currently, your summary is too long and repeats much of the information fully discussed elsewhere in your document, including in your Business section. For example, please shorten or remove the Investment Highlights, Our Strategy, Our Industry and Risk Factors sections from your summary. Again, the summary is only intended to provide a brief snapshot of the offering. Please refer to Instruction to Item 503(a) of Regulation S-K.

Response

The disclosure has been revised on pages 1 – 4 to shorten the summary section.

9.	Please remove from the summary and elsewhere in the forepart of your document all defined terms. For example, please remove the last sentence of your italicized paragraph. The meanings of the terms you use in this part of your document should be clear from their context. If they are, you do not need the definitions. If they are not, you should revise the document using terms that are clear. Please refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5.

Response

The Company has removed all defined terms from the summary and elsewhere in the forepart of the document.

The Offering, page 6

10.	You disclose on page 107 that you expect all outstanding shares of all series of preferred stock will be converted into common stock in connection with the offering. We also note your disclosure on page F-25 that the “Preferred Stock automatically converts into shares of Common Stock upon… effectiveness of a registration statement.” Please reconcile these assertions with the disclosure on page F-25 that “[a]t the option of the Preferred Stock holder, shares may be converted to Common Stock at the rate of one share of Common Stock for one share of Preferred Stock.” In this regard, please confirm for us if the conversion occurs automatically upon the effectiveness of your registration statement or if the conversion decision remains with the Preferred Stock holders.

H. Christopher Owings, p. 5

Securities and Exchange Commission

Response

The Company confirms that upon the consummation of the offering the Company’s preferred stock will automatically convert into common stock.

The disclosure has been revised on page F-25 to clarify that, upon the consummation of the offering, the preferred stock will automatically convert into common stock.

Consolidated Other Data, page 8

11.	We note that you include other income and the warrant fair value adjustment in your EBITDA calculation. Please explain why you believe it is appropriate to include these items in EBITDA or revise to include them as part of your adjusted EBITDA calculation. For guidance, please consider the Division of Corporation Finance’s Compliance & Disclosure Interpretation Question 103.01 under the section titled “Non-GAAP Financial Measures” (January 15, 2010).

Response

The disclosure has been revised on pages 8, 9, 41 and 57 to remove the amounts related to other income and the warrant value adjustment from the calculation of EBITDA and to include such items as part of the Company’s Adjusted EBITDA calculation to conform to Exchange Act Release No. 47226 and Question 103.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations.

Risk Factors, page 11

12.	Please revise certain subsections or elements of a discussion within a risk factor that are unnecessary or should be separated into multiple risk factors, such as:

•	the last paragraph in the last risk factor on page 14;

•	the third and fourth paragraphs in the first risk factor on page 15;

•	the last paragraph in the risk factor on page 21 and;

•	the first paragraph on page 26.

In addition, please revise your disclosure under the heading “Legal and Regulatory Risks” that begins on page 24 so that each sub-caption adequately describes the risk from that area of regulation. Also, please revise this section generally to remove any risk factor that is applicable to any issuer, such as the first risk factor on page 20, the last risk factor on page 30 and the risk factor on page 31. We may have additional comments based upon your response and your revisions.

Response

The disclosure on pages 15, 21 and 25 has been revised to remove unnecessary elements of certain risk factors or to separate disclosure into multiple risk factors.

H. Christopher Owings, p. 6

Securities and Exchange Commission

The disclosure under the heading “Legal and Regulatory Risks” has been revised so that each sub-caption adequately describes the risk from the area of regulation.

The Company has reviewed the “Risk Factors” section generally and has revised the disclosure on pages 19, 29 and 30 in accordance with the Staff’s comment.

13.	Considering net tangible book value generally equals stockholder equity less intangible assets, please explain to us why you deduct preferred stock in your net tangible book value calculation

Response

The disclosure has been revised on page 33 to amend the Company’s presentation of net tangible book value to conform to Item 506 of Regulation S-K and the Division of Corporation Finance Financial Reporting Manual Topic 8300.

Capitalization, page 35

14.	Since all classes of preferred stock would participate pro rata in dividends, please tell us why you label only your Series E convertible preferred stock as “participating.”

Response

The Series E Convertible Participating Preferred Stock is the only series of preferred stock labeled as “participating” because it is the only series of the Company’s preferred stock that entitles its holders to a share of the liquidation proceeds on an as-converted to common stock basis. Prior to conversion into shares of common stock, shares of all of the Company’s other series of preferred stock entitle their holders only to a specified preferential payment upon liquidation and not to a share of the liquidation proceeds.

15.	We note that you include many factual statements in this section and throughout your document but have not indicated whether the source of this information is based upon management’s belief, industry data, reports, articles or any other source. If the statements are based upon management’s belief, please indicate that and include an explanation for the basis of that belief Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. The following are only examples of the statements for which you need sources or a basis of belief:

•	“We are a leading provider of technology and payment services to the higher education industry.” Overview, page 43.

•	“We provide the most comprehensive suite of disbursement and payment solutions specifically designed for higher education institutions and their students.” Overview, page 43.

•	“We believe our multi-pronged approach to customer services...makes us an industry leader in customer satisfaction.” Focus on Customer Service and Satisfaction, page 64.

H. Christopher Owings, p. 7

Securities and Exchange Commission

•

“We believe the vast majority of our approximately 1 million OneAccount users are students who exhibit common spending habits and demonstrate similar patterns of financial activity.” Predictable Revenue Streams, page 65

Response

The disclosure has been revised on pages 43, 72 and 73 in accordance with the Staff’s comment.

16.	Please expand this section to discuss known material trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. Please refer to Item 303 of Regulation S-K and Release No. 33-8350. Please address the following examples, but realize that these are only examples and not an exhaustive list of the revisions you should make:

•

We note in the first full risk factor on page 13 your disclosure that, if the current financial aid regime were restricted in such a way that reduced or eliminated the intermediary role played by higher education financial institutions or limited or regulated the role played by service providers such as yourself, your business, results of operation and prospects for future growth could be materially affected. In light of the fact that The Health Care and Education Reconciliation Act was signed into law on or about March 30, 2010 and the Act substantially revises the way that student loans are funded, please describe the effect these changes will have on your business, results of operations and prospects for future growth and disclose any actions you intend to take to mitigate its impact. Please also revise your “Risk Factors” discussion, as appropriate.

•

On page 45, you state that, effective July 1, 2010, the Federal Reserve Board recently amended Regulation E to limit the ability of financial institutions to assess an overdraft fee for paying ATM and one-time debit card transactions that overdraw a consumer’s account, unless the consumer “opts in” to the institution’s payment of overdrafts for these services. Also, you state that, in the absence of debit card-related NSF fees, you expect the amount of total NSF fees per OneAccount to decrease substantially. Please expand your disclosure to discuss, from your view, how the decrease in NSF fees will impact your operations and, in particular, your revenues in future periods and how you intend to mitigate this loss of income.

•

Under the heading “Higher Education Institution Revenue” on page 46, you state that revenue from higher education institutions historically has been primarily comprised of card and transaction fees related to your OneDisburse products. Also, you state that, with your acquisition of CASHNet, you expect the composition of your higher education institution revenue beginning in 2010 to be approximately 40% card and transaction revenue related to your OneDisburse product and 60% payment products- related revenue. Please explain the basis for this conclusion and discuss the impact you anticipate this change will have on your operations in future periods.

H. Christopher Owings, p. 8

Securities and Exchange Commission

•

Under the heading “Other Revenue” on page 46, you state that fees may increase or decrease in future periods as prevailing interest rates vary. Please discuss the historical trends in interest rates and how they have impacted your fees, whether you believe interest rates will materially change in future periods, any actions you are taking based on this belief and any impact those actions will have on your operations.

•

Under the heading “Sales and Marketing” on page 47, you state that, having nearly doubled the number of sales and marketing personnel with your acquisition of CASHNet, you expect that your sales and marketing expense will increase significantly in 2010. Please discuss this expected cost increase in greater detail, including how you believe it will impact your operations.

Response

The Company respectfully advises the Staff that it believes that, other than in response to the specific examples identified by the Staff, it has addressed the known material trends, demands, commitments, events and uncertainties that are expected to have, or are reasonably likely to have, a material impact on the Company’s financial statements in accordance with the instructions of Item 303 of Regulation S-K. In response to the examples set forth in the Staff’s comments, please note the following:

•

Page 13 – The Health Care and Education Reconciliation Act: The Company respectfully advises the Staff that it does not believe that the promulgation of The Health Care and Education Reconciliation Act will materially affect the Company’s business, operations, financial condition, results of operations or prospects. Although changes will be effected to how student loans are originated, there is unlikely to be a material effect on the flow of funds from loan originator to higher education institution to student-borrower. The Company’s OneDisburse product manages the last stage of this funds flow, i.e., from the higher education institution to the student-borrower, and is unlikely to be materially affected by the new legislation.

•

Page 45 – Account Revenue: The disclosure has been revised on page 45 to expand on how the Company’s operations and revenues in future periods will be affected by the Federal Reserve Board’s amendment to Regulation E.

•

Page 46 – Higher Education Institution Revenue: The disclosure has been revised on page 46 to explain the basis for the Company’s conclusion and to discuss the anticipated impact of the expected change in the composition of higher education institution revenue.

•

Page 46 – Other Revenue: The disclosure has been revised on page 46 to explain how interest rates have historically affected the Company’s fees, the effects future changes in prevailing interest rates would have on the Company’s fees and any actions the Company is taking based on its expectations of future interest rate movements.

•	Page 47 – Sales and Marketing: The disclosure has been revised on pages 47-48 to provide greater detail about the expected increase in sales and marketing expenses.

H. Christopher Owings, p. 9

Securities and Exchange Commission

Revenue, page 44

17.	Please discuss your fees and charges in greater detail, including how they are determined, whether they are uniform or individually negotiated with each customer and how they are collected.

Response

The disclosure has been revised on page 44 to provide greater detail about how the Company’s fees are determined and collected.

Account Revenue, page 45

18.	You disclose that you expect the per transaction ATM fee that you charge to increase significantly in the second quarter of 2010. Please tell us and disclose further information about the increased fee and tell us how you expect the increase will prospectively impact your financial statements. Consider quantifying the pre- and post- increase transaction fee.

Response

The Company increased ATM transaction fees effective May 1, 2010 by $0.50 to $2.50/transaction from $2.00/transaction. The Company expects this will result in ATM fees accounting for a greater proportion of account revenue, but the Company does not believe that this fee increase will be significant enough that it will materially increase total account revenue. The disclosure has been revised on page 45 in accordance with the Staff’s comment.

Cost of Revenue, page 47

19.	We note your disclosure that cost of revenue expenses are shared across the different revenue categories and you are not able to meaningfully allocate such costs between separate categories of revenue. Please elaborate on your inability to arrive at a systematic and rational method for separately stating costs of revenue on the face of the consolidated statements of income related to each of the four classes of revenue. Please refer to Rule 5-03(b)2 of Regulation S-X. Indicate whether any one of the classes would have a larger contribution to gross margins in comparison to the other classes of revenue.

Response

The Company has reviewed Rule 5-03(b)2 of Regulation S-X, which requires the Company to “state separately the amount of (a) cost of tangible good sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services and (e) expenses applicable to other revenues.” The Company believes that each of the revenue classifications reflected on its Consolidated Statements of Operations represents services provided to its customers and, accordingly, subsection (d) of Rule 5-03(b)(2) is the only applicable subsection in this context. Because its services are closely interrelated and interdependent, the Company monitors and analyzes its costs of revenue as shared costs across all revenue categories. As a result, it would be difficult for the Company to allocate its costs of revenue on a service-by-service basis. The Company believes that such an allocation would be arbitrary and would not provide better or more meaningful disclosure to the users of the Company’s financial statements. Moreover, the Company believes that any attempt to present separate costs of revenue on a service-by-service basis could be misinterpreted as implying a resulting gross margin presentation, which would not be meaningful given the nature of our services.

H. Christopher Owings, p. 10

Securities and Exchange Commission

CASHNet Acquisition, page 47

20.	Please describe in greater detail your acquisition of CASHNet, including the reasons management decided to purchase the entity, the impact you believe the acquisition will have on your operations in the short-term and long-term, quantify the available cash, assumption of debt and borrowings from your existing credit line you used for the purchase and discuss the costs to you in assuming the debt and borrowing from your existing credit line.

Response

The disclosure has been revised on page 48 to provide greater detail about the Company’s acquisition of CASHNet.

Results of Operations, page 48

21.	Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, on page 49 under heading “Account Revenue,” instead of stating that the increase in account revenue was primarily due to an increase of 81.2% in the number of OneAccounts, which resulted in an increase in interchange fees, ATM fees and NSF Fees, please quantify the effect of each factor on the change. Also, on page 50 under the heading “Cost of Revenue,” instead of stating that the increase in your cost of revenue was due to an increase in data processing expenses, interchange expenses, uncollectible fees, write-offs and customer service expenses and card issuance expenses, please quantify the effect of each these factors in the change in the cost of revenue. Please address these examples, but realize that these are examples only and not an exhaustive list of the revisions you should make. Please refer to Item 303 of Regulation S-K and Release No. 33-8350.

Response

The “Higher Education Institution Revenue,” “Other Revenue,” “Cost of Revenue,” “General and Administrative Expenses,” Product Development Expense,” “Sales and Marketing Expense” and “Net Income” disclosure has been revised on pages 50, 51,53, 54, 55 and 56 to quantify the effect of each factor identified as contributing to the changes disclosed.

In respect of the “Account Revenue” disclosure, the Company believes, however, that quantifying the changes in interchange, ATM and non sufficient funds (“NSF”) fees is not material to an investor, as fees generated per account remain relatively stable across periods and generally increase proportionally with increases in the number of OneAccounts. Accordingly, the most salient data for understanding account revenue movements is the growth in the number of accounts.

H. Christopher Owings, p. 11

Securities and Exchange Commission

Contractual Obligations, page 57

22.	We note that in footnote three and on page 79 under the heading “Properties” that the lease for your Alameda, California office is set to expire. We also note that you have an option to extend this lease for an additional five years. Please provide your intentions with respect to this lease. If you intend to move, please state the expected cost to relocate to another facility, if material.

Response

The disclosure has been revised on pages 61 and 87 to clarify the Company’s intentions with respect to the lease for the Alameda, California office. The Company respectfully advises the Staff that it expects that the cost of moving the office will be immaterial.

Critical Accounting Policies, page 58

23.	Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to Release No. 33-8350.

Response

The disclosure has been revised on pages 62 to 67 to revise the Company’s discussion of its critical accounting policies.

Goodwill and Intangible Assets, page 58

24.	Given the materiality of goodwill to your total assets, please consider the following disclosures. Please clearly indicate within your Critical Accounting Policy how you determine your reporting units for purposes of goodwill impairment testing, identify your reporting units and describe your methodology for determining the fair value of each reporting unit, Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•	percentage by which fair value exceeded carrying value as of the date of the most recent test;

H. Christopher Owings, p. 12

Securities and Exchange Commission

•	amount of goodwill allocated to the reporting unit;

•	description of the methods and key assumptions used and how the key assumptions were determined;

•

discussion of the degree of uncertainty associated with the key assumptions, which should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

The Company respectfully advises the Staff that as of December 31, 2009, the Company’s goodwill balance was entirely attributable to its acquisition of Informed Decisions Corporation dba CASHNet on November 19, 2009. As there were no significant changes to the business that occurred during the period between the acquisition closing date and the December 31, 2009 balance sheet date, a goodwill impairment analysis was not considered necessary. In future periods, the Company will perform its annual goodwill impairment analysis as of October 31, as disclosed in its critical accounting policies.

As a matter of policy, the Company evaluates reporting units by first identifying their operating segments under ASC 280. Then the Company evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units.

When determining if it is appropriate to aggregate a newly acquired operating segment with the Company’s existing operating segment, the Company evaluates the seller’s historical results for the newly acquired company and the future prospects. This evaluation generally includes the newly acquired operating segment’s budget and the actions that the Company’s management expects to take with respect to the recently acquired operating segment. The Company also evaluates whether its proposed changes to the operating segment are achievable. If after evaluating the future prospects, the Company determines that the two operating segments have been economically similar within a reasonable period of time, the operating segments are aggregated in accordance with the guidance in ASC 280-10-50-11.

The Company further advises the Staff that it is currently evaluating the economic characteristics of the acquired company and its segment to determine if the aggregation criteria of ASC 280-10-50-11 have been met. Because the Company has limited operating results for the newly acquired company, it believes it is premature to comment on any changes in reportable segments or reporting units at this time.

H. Christopher Owings, p. 13

Securities and Exchange Commission

In response to the Staff’s comment, the disclosure has been revised on pages 62-63 in respect of the Company’s treatment of reporting units in its Critical Accounting Policy related to goodwill impairment testing.

Stock Based Compensation, page 59

25.	We note you granted 413,750 stock options and 14,448 shares of restricted stock during the most recent fiscal year end. Please revise your filing to disclose the following information related to issuances of equity instruments:

•	Indicate whether the board performed a contemporaneous or retrospective valuation to determine the fair value of your common stock underlying the option grants.

•

Revise your disclosure to include a narrative discussing each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity related issuance, through the estimated initial public offering price. This would include a description of significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

•	Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response

The disclosure beginning on page 63 to 67 has been revised in accordance with the Staff’s comment.

26.	Please tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response

The Company respectfully advises the Staff that the Company has not yet determined a proposed initial public offering price.

By way of background, introductory discussions with various prospective underwriters regarding the capital markets generally, the initial public offering market and the possibility of, and potential for, an initial public offering by the Company began during the week of September 21, 2009. Since those introductory meetings, the Company and the underwriters have periodically held discussions regarding the capital markets in general and the initial public offering market. These discussions have included broad, informal and preliminary exchanges around estimated price ranges. In light of the Company’s continuing growth and changing market conditions, the Company does not believe the information exchanged during these discussions to be a meaningful representation of the underwriters’ expectations for a price range.

H. Christopher Owings, p. 14

Securities and Exchange Commission

Business, page 61

Investment Highlights, page 64

27.	In several places in your filing, including in this section, you state that you have a 97% retention rate since 2003. Please revise your filing to clarify if this includes higher education institution clients and students or only institutional clients. Also, please state if the 97% retention rate includes the clients you obtained from your acquisition of CASHNet.

Response

The disclosure on pages 2, 45, 72 and 73 has been revised to clarify that the Company’s over 97% retention rate refers to only higher education institutional clients and includes the clients the Company obtained through its acquisition of CASHNet.

Our Strategy, page 66

28.	You state that you believe “there is a significant opportunity to continue to achieve significant future growth” and you provide five ways in which you “intend to continue to increase revenue and profitability by strengthening [y]our position as a leading provider of technology and payment services to the higher education industry.” Here or in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please discuss in greater detail how you plan to implement each of these strategies. For example, please explain how your sales force plans to leverage your deep experience in providing the higher education industry with cost-saving disbursement and payment services and discuss how you plan to continue to add to your client base. As another example, please discuss how you intend to expand and enhance your efforts to reach a greater proportion of the campus communities and how you intend to cross-sell your products and services through bundled packages and pricing. As a further example, please disclose whether you have any current plans to release new products or services, pursue strategic partnerships or acquire additional companies. If not, please disclose that you have no current plans to take these actions at this time.

Response

The disclosure has been revised on pages 74 and 75 to provide greater detail about how the Company plans to implement its growth strategy. In respect of the components of the Company’s strategy described under the sub-headings “Cross-Sell Our Existing Products and Services” and “Enhance and Extend Our Products and Services,” the Company believes that the current disclosure sufficiently describes its plans to implement these elements of its strategy. For example, the Company respectfully notes that it has identified its plans for cross-selling, i.e., “through bundled packages and pricing”. Similarly, when describing its plan to enhance and extend its products and services, the Company describes, inter alia, its efforts to “provide our higher education institutional clients with regular technology releases to update and enhance our proprietary software. For our student customers, we continue to increase the breadth of financial tools and individualized information available to them.”

H. Christopher Owings, p. 15

Securities and Exchange Commission

Products and Services, page 68

29.	We note that you separate your products into three categories. Please disclose in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services that accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. Please refer to Item 101(e)(1)(i) of Regulation S-K.

Response

The Company respectfully advises the Staff that no product or group of products accounts for 10 percent or more of consolidated revenue other than the Company’s OneAccount product. As described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Assessing the Performance of our Business—Account Revenue”, revenue derived from the OneAccount product is the sole component of account revenue. The contribution of account revenue to total revenue for the last three fiscal years is disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” on page 52. Accordingly, the Company has not provided in tabular disclosure for each period presented the amount or percentage of total revenue contributed by each class of similar products or services.

Key Relationships with Third Parties page 72

30.	It does not appear that you have filed or intend to file any agreements you have with the third parties you disclose in this section. Please file all material agreements you have with these entities or tell us why it is not appropriate for you to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Response

The Company has filed its agreement with The Bancorp Inc. as Exhibit 10.11 to the Registration Statement. The Company does not intend to file its agreements with the other third parties described under the heading “Key Relationships with Third Parties,” as the Company believes, in accordance with the instructions to Item 601(b)(10) of Regulation S-K, that these contracts are not material contracts that must be filed as exhibits to the Registration Statement. Each of these contracts ordinarily accompanies the kind of business the Company conducts and the Company’s business is not substantially dependent on any of them.

Competition, page 75

31.	Please revise this section to disclose your principle methods of competition in the industries in which you compete, including price, service and functionality and, if known, please disclose your competitive position.

Response

The disclosure on page 83 has been revised to describe the Company’s principle methods of competition in the industries in which it competes.

H. Christopher Owings, p. 16

Securities and Exchange Commission

32.	We note that you have named SLM Corporation and NelNet, Inc. as competitors in the higher education payment services industry and Wells Fargo & Company and U.S. Bancorp as competitors in the student banking and debit card industry. Given your size, based upon assets and revenues, compared to your competitors, please justify your contention that you compete with these companies.

Response

The Staff is correct in that the Company does not generally compete with SLM Corporation, Nelnet, Inc, Wells Fargo & Company and U.S. Bancorp in terms of assets, revenues or scope of products and services offered. However, the Company’s experience is that SLM Corporation and Nelnet, Inc. compete with the Company with respect to the higher education payment services industry and that Wells Fargo & Company and U.S. Bancorp compete with the Company with respect to the student banking services industry. The disclosure has been revised on page 83 to reflect this distinction.

Government Regulation, page 76

Higher Education Regulations, page 76

33.	We note your statement that the Department of Education may deem you to be a “third-party servicer under Title IV regulations” and if you are deemed to be a third-party servicer you must submit a compliance audit conducted by an outside independent auditor. This seems to suggest that you have not been deemed a third-party servicer. However, you go on to state that each year you submit a Compliance Attestation Examination of the Student Financial Assistance Programs audit to the Department of Education. Therefore, please tell us if you have been deemed to be a third-party servicer or why you are otherwise submitting this audit each year.

Response

The Company respectfully advises the Staff that the Department of Education has never deemed the Company to be a third-party servicer under Title IV, and the Company does not believe that there is any material risk that the Department of Education will deem the Company to be a third-party servicer in the near term. Although not required under Title IV, each year the Company submits a “Compliance Attestation Examination of the Title IV Student Financial Assistance Programs” audit to the Department of Education primarily as a precaution in the event that the Company were in fact deemed to be a third-party servicer in the future. In addition, the yearly submission of the audit to the Department of Education provides comfort to certain of the Company’s higher education institutional clients that the Company would be in compliance with third-party servicer regulations if it became necessary.

Legal Proceedings, page 80

34.	Please disclose the relief you are seeking in your suit against TouchNet Information Systems, Inc. and any relief sought in the counterclaims by this party against you. Please refer to Item 103 of Regulation S-K.

H. Christopher Owings, p. 17

Securities and Exchange Commission

Response

The disclosure on page 88 has been revised to disclose the relief the Company is seeking in its suit against TouchNet Information Systems, Inc. and the relief TouchNet is seeking in counterclaims against the Company.

Management, page 81

35.	For each director or person nominated or chosen to become a director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. In this regard, we note that you made general statements of attributes that certain directors may bring to your board of directors. For example, you state that “Mr. McFadden has served as an executive at numerous financial institutions as the chairman of a public company and brings experience in executive management, corporate governance and risk management to our board,” but you do not state if these factors were why Mr. McFadden should serve as a director. Please revise this section to make clear the specific experience, qualifications, attributes or skills that led you to conclude that that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K and, for guidance, please see the Division of Corporation Finance’s Compliance Disclosure and Interpretations Question 116.05 under the section entitled “Regulation S-K” (March 12, 2010).

Response

The disclosure has been revised on pages 89 to 91 to provide the specific experience that led to the conclusion that each of the Company’s directors should serve on the Company’s board of directors.

Board of Directors, page 83

36.	You state that Stewart Gross is not independent for purposes of the audit and compensation committees. Please tell us why Mr. Gross is not independent for purposes of the audit and compensation committees, but would otherwise meet the independence requirements of the NASDAQ Global Select Market and the federal securities laws.

Response

The Company believes that Mr. Gross meets the requirements of the NASDAQ Global Select Market for director independence. The Company believes, however, that, as the managing director and member of the investment committee of Lightyear Capital LLC, certain affiliates of whom own 5,454,545 shares of the Company’s series E convertible preferred stock, Mr. Gross is an affiliated person of the Company and does not meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) for purposes of the audit committee. Moreover, the Company believes that Mr. Gross may not qualify as a “non-employee director” under Rule 16b-3(b)(3) under the Exchange Act for purposes of the compensation committee.

37.	It does not appear as if you describe the leadership structure of your board of directors as required by Item 402(h) of Regulation S-K. Please revise or advise.

H. Christopher Owings, p. 18

Securities and Exchange Commission

The Company respectfully advises the Staff that disclosure of the leadership structure of the board is required by Item 407(h) of Regulation S-K, which is not required disclosure for a registration statement on Form S-1. However, the Company intends to appoint a lead director prior to the effective date, as reflected in the revised disclosure on page 91.

Executive Compensation, page 85

38.	It does not appear that you have included any disclosure based upon Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

The Company respectfully advises the Staff that its compensation committee, both alone and together with its independent compensation consultant, has considered its compensation policies and practices for its employees, and has determined that they do not present risks likely to have a material adverse effect on the Company. The Company’s named executive officers’ incentive compensation is based primarily on revenues and adjusted EBITDA, which reflect the long-term growth of the Company and the client base of the Company, with goals aligned directly with the Company’s business plan. The Company’s sales force is compensated through sales commissions tied to newly signed contracts and through trailing commissions based upon account performance. The Company believes that this approach appropriately balances the need to incentivize growth through new clients with the need to ensure long-term success through the management of existing clients. Other employees are awarded discretionary bonuses generally based on the Company’s financial performance and evaluation of job performance. As a result, the Company believes that its compensation practices do not reward behavior involving excessive risk taking by employees on behalf of the Company.

Compensation Discussion and Analysis, page 85

Role of the Compensation Committee, page 85

39.	We note that the compensation committee conferred with your chief executive officer to establish your annual goals for him and the other executive officers. Please discuss in greater detail the role of executive officers in determining executive compensation. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Response

The disclosure has been revised on page 95 to clarify the executive officers’ role in determining executive compensation.

Compensation Benchmarking and Peer Group, page 86

40.	You state that Steven Hall & Partners identified business services, financial transaction and/or technology companies with revenue, revenue growth, EBITDA, net income, total assets and market capital within a specified range above, below and on par with you. Please disclose those ranges.

H. Christopher Owings, p. 19

Securities and Exchange Commission

Response

The disclosure has been revised on page 95 to clarify Steven Hall & Partners’ determination of the peer group.

Base Salary, page 87

41.	You state that the compensation committee, in setting an executive’s salary, considers prior performance and other discretionary factors. Please briefly describe the other discretionary factors and what aspects of prior performance that the compensation committee considers when setting executive salaries.

Response

The disclosure has been revised on page 96 to describe the discretionary factors and the aspects of prior performance considered by the compensation committee when setting executive salaries.

42.	You state that your approved salary increases for each of your named executive officers from 2008 to 2009 ranged from four percent to 17% so as to minimize the gap between Dean Hatton’s salary and the salaries of Mark Volchek and Miles Lasater, while providing Mr. Hatton with a reasonable minimum salary increase. Please explain why you sought to minimize the gap between Mr. Hatton’s salary and the salaries of Messrs. Volchek and Lasater. Also, please discuss the circumstances under which you decided to provide Mr. Hatton with a reasonable minimum salary increase. Further, please discuss the reasons that you increased the salaries of Casey McGuane and Robert Reach and the reasons that you increased their salaries by the amounts you did.

Response

The disclosure has been revised on page 96 to describe the circumstances under which the Company decided to provide Mr. Hatton, Mr. McGuane and Mr. Reach with salary increases, and why the Company sought to minimize the gap between the salaries of Mr. Hatton and Messrs. Volchek and Lasater.

43.	Please explain why you believe that Mark Volchek and Miles Lasater have responsibilities that exceed peer group executives holding the same titles.

Response

The disclosure has been revised on page 97 to explain why the Company believes the responsibilities of Mr. Volchek and Mr. Lasater exceed peer group executives holding the same titles.

Annual Bonus, page 87

44.	We note that one of your performance criteria is management objectives. Please discuss your 2009 management objectives. We note that you discuss your 2010 management objectives on page 89.

H. Christopher Owings, p. 20

Securities and Exchange Commission

Response

The disclosure has been revised on page 98 to explain the 2009 management objectives.

45.	You state that an additional bonus amount was added to the bonus pool because, based on your preliminary forecast of 2009 results, EBITDA was going to be at least 10% above your 2009 budget. In light of the fact that the award was made based on a preliminary forecast, please discuss your polices regarding the adjustment or recovery of awards or payments should the performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award.

Response

The Company respectfully advises the Staff that the compensation committee retained full authority and discretion to adjust the bonus amounts in the event the audited financial statements showed results lower than the preliminary forecast available in December. If the audited financial statements had shown such a decrease from the preliminary forecast, the compensation committee would have instituted an offset from the executives’ bonus pool for the upcoming year. The compensation committee never experienced a situation where the preliminary forecast of year-end results used to determine the bonus pool was materially higher than the audited financial results. Following consummation of the offering, bonuses will be based on audited financial statements.

46.	Please describe the compensation committee’s authority to adjust annual bonus payouts if relevant performance goals are not met and their authority to reduce or increase the size of any award or payout. Please refer to Item 402(b)(vi) of Regulation S-K.

Response

The Company respectfully advises the Staff that following the consummation of the offering, bonuses will be determined under the Short Term Incentive Plan, as described in the Registration Statement under the heading “Executive Compensation—Short Term Incentive Plan”, and will be based on audited financial statements.

47.	Please disclose the reasons that the compensation committee concluded that the cap on the excess bonus provision should be modified such that any amounts earned in excess of the cap should be paid in the form of restricted stock grants to each of your named executive officers.

Response

The disclosure has been revised on page 98 to explain the reasons why the compensation committee adjusted the cap on the excess bonus provisions, and why the amount in excess was paid in the form of restricted stock.

48.	On page 89, you state that “[p]rior to the effective date, the company intends to adopt a new annual incentive plan for its executive officers that will comply with Section 162(m) of the Code.” Please state if this “new annual incentive plan” will be materially different from the annual incentive plan discussed in your filing. If materially different, please discuss the material changes. If you do not expect this plan to be materially different from the plan discussed in your filing, please state this fact.

H. Christopher Owings, p. 21

Securities and Exchange Commission

Response

The disclosure has been revised on page 99 to include a description of the new annual incentive plan.

Principal and Selling Stockholders, page 97

49.	Please disclose whether any of the selling stockholders are either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405 under the Securities Act. We may have further comment.

Response

None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405 under the Securities Act, except for Lightyear Fund II, L.P. The disclosure has been revised on page 116.

50.	Please describe the manner in which the selling stockholders obtained their shares. Please provide this information for each selling stockholder in your table.

Response

Selling stockholders who are named executive officers obtained their shares as compensation in connection with their employment at the Company. Messrs. Lasater and Volchek also acquired shares as founders of the Company. Selling stockholders who are directors obtained their shares in connection with their directorships at the Company. In addition, on April 10, 2009, the Company sold 36,000 shares (108,000 shares after giving effect to the 3-for-1 stock split) of its common stock to a director, Mr. Moran, for $13.75 per share ($4.58 per share after giving effect to the 3-for-1 stock split).

Kevin Jones acquired his shares through the EduCard Transaction, as described in the Registration Statement under the heading “Certain Relationships and Related Party Transactions—EduCard Transaction.”

Pursuant to the preferred stock purchase agreement dated April 10, 2001, Club Circle Partners, which currently holds 7,068 shares of the Company’s Series B Convertible Preferred Stock, acquired 31,250 shares of the Company’s Series B Convertible Preferred Stock for $0.80 per share. Pursuant to the preferred stock and warrant purchase agreement dated July 2, 2002, Club Circle Partners acquired 500,000 shares of the Company’s Series C Convertible Preferred Stock and 75,000 warrants (each warrant exercisable with respect to one share of Series C Convertible Preferred Stock) for $500,000. Additionally Club Circle Partners purchased 250,000 shares from the Company on June 2, 2003, and exercised its 75,000 warrants to acquired 75,000 shares on October 11, 2007, resulting in Club Circle Partners’ current holdings of 825,000 shares of the Company’s Series C Convertible Preferred Stock. Pursuant to the preferred stock purchase agreement dated December 12, 2003, Club Circle Partners acquired 178,588 shares of the Company’s Series C-1 Convertible Preferred Stock for $1.00 per share. Pursuant to the preferred stock purchase agreement dated December 22, 2004, Club Circle Partners acquired 248,571 shares of the Company’s Series D Convertible Preferred Stock for $ 1.75 per share.

H. Christopher Owings, p. 22

Securities and Exchange Commission

Pursuant to the preferred stock and warrant purchase agreement dated July 2, 2002, Hanseatic Americas LDC, which currently holds 750,714 shares of the Company’s Series C Convertible Preferred Stock, acquired 1,000,000 shares of the Company’s Series C Convertible Preferred Stock and 150,000 warrants for $1,000,000. Pursuant to the preferred stock purchase agreement dated December 12, 2003, Hanseatic Americas LDC acquired 250,000 shares of the Company’s Series C-1 Convertible Preferred Stock for $1.00 per share. Pursuant to the preferred stock purchase agreement dated December 22, 2004, Hanseatic Americas LDC acquired 148,571 shares of the Company’s Series D Convertible Preferred Stock for $ 1.75 per share.

Pursuant to the preferred stock purchase agreement dated December 12, 2003, North Hill Ventures II, L.P. acquired 2,000,000 shares (of which it currently holds 1,200,000 shares) of the Company’s Series C-1 Convertible Preferred Stock for $1.00 per share.

Pursuant to the preferred stock purchase agreement dated July 23, 2008, Lightyear Capital acquired 5,454,545 shares of the Company’s Series E Convertible Preferred Stock for $13.75 per share.

Lightyear Capital and North Hill Ventures II, L.P. have also obtained options awarded in connection to the directorships of Messrs. Gross and Kanji respectively.

51.	Please disclose the natural person, natural persons or the publicly registered company who exercise the sole or shared voting or dispositive powers with respect to the shares to be offered for resale by that selling stockholder. For guidance, please consider the Division of Corporation Finance’s Compliance & Disclosure Interpretation 240.04 under the section entitled “Regulation S-K” (March 12, 2010).

Response

The disclosure has been revised on pages 116 and 117 to disclose the person who or entity that exercises the sole or shared voting or dispositive powers with respect to the shares to be offered for resale by the selling stockholders.

Certain Relationships and Related Party Transactions, page 100

52.	Please briefly describe the reports and financial statements that you were to furnish to certain holders of capital stock. Also, please identify the stockholders that you refer to in this instance.

Response

The disclosure has been revised on page 118 to describe the reports and financial statements the Company agreed to furnish to certain stockholders. The Company has also identified the stockholders who have the right to receive such reports and financial statements.

53.	Please disclose whether the terms in your transactions and agreements with related parties were comparable to terms you could have obtained in arms-length transactions with

H. Christopher Owings, p. 23

Securities and Exchange Commission

unaffiliated third parties. If not, please discuss how the terms in the related party transactions and agreements would be different if they were conducted in arms-length transactions with unaffiliated third parties.

Response

The disclosure has been revised on pages 118 to 120 in order to clarify that the Company’s transactions and agreements with related parties were comparable to terms it could have obtained in arms-length transactions with unaffiliated third parties.

54.	We note you have adopted a formal written policy concerning related party transactions in which the audit committee evaluates each related party transaction and recommends to the disinterested members of your board whether the transaction is “fair, reasonable and within [your] policy, and should be ratified and approved by the board.” Also, you state that related party transactions entered into, but not approved as required by your policy, will be subject to termination by you or your relevant subsidiary if so directed by the audit committee or board, taking into account “factors as such body deems appropriate and relevant.” Please revise your disclosure to describe your related party transaction policies so that you discuss specifically the manner in which the audit committee determines whether a related party transaction is fair, reasonable and within your policy. Further, please disclose the factors that the audit committee or board would deem appropriate and relevant in determining whether to terminate any related party transaction not otherwise approved in a manner consistent with your policy. Please refer to Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Response

The disclosure has been revised on page 120 to describe the relevant factors that the audit committee considers to determine whether to recommend to the disinterested members of the board that a related party transaction is fair, reasonable and within Company policy. The Company respectfully advises the Staff that the Company’s formal written policy concerning related party transactions does not enumerate specific factors that the audit committee or board considers in determining whether to terminate related party transactions entered into, but not approved or ratified as required by the Company’s related party transaction policy. Instead, as disclosed, the formal written policy states generally that the audit committee or board will take into account factors that such body deems appropriate and relevant.

Underwriting, page 112

55.	Please briefly discuss the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other considerations to be received by any dealer in connection with the sale of securities. Please refer to Item 508(h) of Regulation S-K.

Response

The Company respectfully advises the Staff that the discounts and commissions are described under the heading “Underwriting” on page 130. Securities dealers will benefit from a yet to be determined selling concession that will be calculated as a per share discount from the initial public offering price. The underwriters do not contemplate any reallowances or other discounts to be provided to securities dealers.

H. Christopher Owings, p. 24

Securities and Exchange Commission

56.	We note your statement on page 115 that underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. Please identify which principal underwriters intend to sell to accounts over which it exercises discretionary authority. Please refer to Item 508(j) of Regulation S-K.

Response

The principal underwriters do not intend to act with discretion in allocating shares to accounts.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

57.	Please have your independent registered public accounting firm indicate the city and state where the report was issued. Please refer to Rule 2-02(a) of Regulation S-X.

Response

The city and state where the report was issued has been indicated on page F-1.

Notes to Consolidated Financial Statements, page F-6

Note 2 — Significant Accounting Policies, page F-6

Revenue Recognition and Deferred Revenue, page F-9

58.	We understand that you principally derive your revenues from account revenues, payment transaction revenues, higher education institution revenues and other revenues. Please revise your filing to provide the revenue disclosures by product and service group required by FASB ASC 280-10-50-40. For example, please disaggregate your account revenues between interchange, ATM and non-sufficient fund fees. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements. Alternatively, if it is your conclusion that your reported revenue streams represent groups of similar products or services, please provide management’s analysis in arriving at this conclusion.

Response

As described in more detail in the prospectus under the heading “Management’s Discussion And Analysis of Financial Condition and Results of Operations—Revenue” on pages 44 – 46, the Company’s reported revenues reflect the grouping of similar services in accordance with FASB ASC 280-10-50-40. More specifically,

•

Account Revenue: reflects service revenues generated from the Company’s OneAccount product offering. All underlying transaction fees (i.e., interchange, ATM and NSF) are derived from this single product. The Company neither tracks interchange, ATM and NSF fees individually, nor manages its business according to this breakdown. Moreover, the Company markets and sells its OneAccount as a single product, without reference to any of these fees and, accordingly, the Company does not believe that further disaggregation would be meaningful.

•

Payment Transaction Revenue: reflects transaction based service revenue derived from convenience fees charged to students, parents or other payers who make online payments to the Company’s higher education institutional clients through the Company’s SmartPay service. Since this revenue grouping reflects all convenience transaction fees, rendering further disaggregation impracticable.

•

Higher Education Institution Revenue: reflects transaction based and annual subscription revenues generated from fees clients pay for the products and services they purchase from the Company. As described in Comment 59, these arrangements often contain multiple elements, but are accounted for as one unit of accounting and, as a result, the Company does not believe further disaggregation would be meaningful.

•

Other Revenue: reflects revenue from the marketing incentive fee paid by MasterCard and processing fees paid by the Company’s bank partner. Given the insignificant amounts generated from these other revenue streams, the Company does not believe further disaggregation would be meaningful.

For the reasons noted above, the Company believes its revenue grouping complies with ASC 280-10-50-40. In its view, further disaggregation or alternative groupings would not be any more meaningful that those that are currently disclosed.

H. Christopher Owings, p. 25

Securities and Exchange Commission

59.	Please tell us if any of your arrangements with customers include multiple deliverables. If so, please tell us and disclose the nature of these transactions and how you account for them.

Response

The Company’s only arrangements that include multiple elements are with the higher education institutional clients that use its OneDisburse Refund Management service. Generally, such arrangements are for a fixed term of 1 to 3 years, renewable at the client institution’s option for one or more years. The arrangements typically include the following deliverables:

1.	Implementation services - when the Company initially enters into a contract it assists the client institution in setting up the OneDisburse service to ensure that it interfaces properly with the customer’s disbursement system. Often, the Company and the client institution also establish a co-branded website that provides functionality, including DDA and transaction information, electronic funds transfer request capability, and customer service request information.

2.	The Company installs and maintains its ATM machines on campus.

3.	The Company issues a debit ATM card to each student user at the institution.

4.	Refund management services - On behalf of its higher education institutional clients, the Company processes financial aid disbursements and refunds and forwards the funds to individual students in accordance with the students’ instructions.

At the time a client goes live and begins using the Company’s OneDisburse service, the Company ordinarily has only delivered the first three elements set out above, but has not invoiced the client for any of services. These delivered items are not considered a separate unit of accounting pursuant to ASC 605-25-25-5, as the items do not have value to the client on a standalone basis, since the client cannot resell the delivered items on a standalone basis, and the value of the delivered items is not realized by the higher education institutional client until the Company begins processing financial aid disbursements and refunds on the client’s behalf. As a result, these deliverables are combined with the fourth element, i.e., refund management services, and accounted for as a single unit of accounting in accordance with ASC 605-25-25-6.

As disclosed on page F-10 clients are charged an annual fee and per transaction fees for certain transactions. The annual fee is recognized ratably over the year of service and the per transaction fees are recognized when the transaction is completed.

H. Christopher Owings, p. 26

Securities and Exchange Commission

Higher Education Institution Revenue, page F-10

60.	You disclose that you recognize subscription fees ratably over the subscription agreement and implementation fees over the estimated contract period. Please tell us and disclose the length(s) of your subscription agreements and the typical period(s) over which the implementation fees are recognized.

Response

The length of the subscription agreement in the Company’s payment services contracts ranges from 1 to 5 years and is renewable at the option of the customer. If the Company receives an implementation fee, it defers this fee and recognizes it over the estimated client relationship period, which, based on the Company’s past experience, it estimates to be 5 years. The disclosure has been revised on page F-10 to include this information.

Cost of Revenues, page F-10

61.	We note that you defer and amortize to cost of revenues the set-up and other direct costs of implementation incurred at the outset of certain contracts over the expected term of the contracts. Please explain in further detail the nature of these costs, such as the specific aspects of the employee labor performed and, citing authoritative accounting guidance, tell us how you determined deferral of these costs was appropriate.

Response

As disclosed in the Company’s policy note, the Company defers set-up and other direct costs of implementation at the outset of contracts that are comprised primarily of employee labor costs and the cost of debit card inventory stock. Specifically, the labor costs the Company capitalizes relate to the efforts of its employees attributable to:

•	setting up and installing all of the technical specifications of the OneDisburse service at the Company’s higher education institutional clients;

•	designing the appearance and school brand of the debit card;

•	customizing and designing a branded website for the Company’s higher education institutional clients;

•	promoting and communicating the Company’s services to the client’s campus community;

•	training university personnel to use of the OneDisburse system; and

•	project managing the initial implementation and campus launch.

The Company capitalizes these costs by analogy to ASC 310, which relates to loan origination and which allows costs to be capitalized to the extent they are directly from, and are essential to, the lending transaction. In the Company’s circumstances, the amount of the employees’ labor that can be capitalized is based on the amount of the employees’ time spent on

H. Christopher Owings, p. 27

Securities and Exchange Commission

the activities described above for a particular new contract, multiplied by the employees’ salary rates. The Company believes that deferral of these costs is appropriate since it does not earn or recognize any revenue from these activities until the OneDisburse service is launched and the deferred costs meet the definition of an asset under CON 6 because they provide a future economic benefit to the company.

Stock-based Compensation, page F-11

62.	We note that you generally use the simplified method in estimating the expected term of your stock options. Please tell us and disclose the reasons why you use the simplified method. Please refer to Question 6 of SAB Topic 14D2.

Response

The Company used the simplified method because it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The Company has revised its critical accounting policy on page 63 and footnote disclosure on page F-11 to disclose the methods used to determine the expected term, as shown below.

	2007	2008	2009	Three Months Ended 3/31/10
Expected term	6.0 - 6.5 years	6.3 - 6.5 years	5.8 - 6.3 years	6.2 – 6.3 years
Expected volatility	28.6%	40.2%	50.7%	51.7%
Risk-free rate	4.4% - 5.0%	2.4% - 3.4%	2.2% - 3.2%	3.0%
Expected dividends	None	None	None	None

The expected term is the period of time that the equity grants are expected to remain outstanding. The Company generally uses the midpoint between the end of the vesting period and the contractual life of the grant to estimate option exercise timing. The simplified method was applied for all options granted during 2007, 2008, 2009 and the first quarter of 2010.

Note 3. Acquisition page F-14

63.	We note that you purchased intellectual property for one million common shares and, given the contingent nature of the agreement, are currently accounting for the vesting of the shares as selling expense. Citing authoritative accounting guidance, please tell us how you determined your accounting treatment. In doing so, tell us why you do not believe it is appropriate to capitalize the acquired asset or to use the transaction date as the measurement date for your shares. Please refer to FASB ASC 505-50, particularly paragraph 505-50-25-4, the measurement date guidance of paragraphs 505-50-30-11 through 505-50-30-13 and the counterparty performance condition guidance included in paragraphs 505-50-30-25, 505-50-30-30 and 505-50-35-7.

Response

While the agreement is an Intellectual Property Purchase Agreement, it is for accounting purposes treated as a service agreement. The intellectual property that is defined in the agreement (a method of processing outbound financial disbursements) is a type of technology that the

H. Christopher Owings, p. 28

Securities and Exchange Commission

Company already had at the time it concluded the agreement. In entering into the agreement, the Company believed that the value in the acquisition was in accessing Mr. Jones’ relationships with the higher education institutional clients of his company (“Evisions”) and to incentivize Mr. Jones to promote the use of, and to persuade such clients to purchase, the Company’s OneDisburse platform for student disbursements. Pursuant to the agreement, Mr. Jones earns shares of the Company’s common stock in return for sales of the Company’s OneDisburse platform to Evisions’ higher education clients. Consequently, for accounting purposes the Company treats the arrangement as a service agreement and the consideration paid to Mr. Jones should be expensed as a selling cost (similar to a commission).

Upon executing the agreement, Mr. Jones was issued 1,000,000 shares (3,000,000 shares after giving effect to the 3-for-1 stock split) of common stock, which are subject to a conditional right of repurchase by the Company for $0.001 per share under the following circumstances:

•

If the number of students enrolled at Evisions’ higher education institutional clients that purchase OneDisburse is less than 100,000 on December 31, 2009, the Company may exercise its repurchase right with respect to all of the shares.

•

If the number of students enrolled at Evisions’ higher education institutional clients that purchase OneDisburse is less than 200,000 on December 31, 2010, then the Company may exercise its repurchase right with respect to all of the shares.

•

If the number of students enrolled at Evisions’ higher education institutional clients that buy OneDisburse is less than 1,000,000 on December 31, 2011, the Company shall be deemed to have exercised its repurchase right with respect to the number of shares equal to (i) 1,000,000 (3,000,000 after giving effect to the 3-for-1 stock split) less (ii) the student enrollment at all Evisions’ higher education institutional clients that have purchased OneDisburse as of December 31, 2011 (multiplied by three to give effect to the 3-for-1 stock split).

The Company is recognizing the client acquisition in accordance with the guidance in FASB ASC 505-50, Equity Based Payments to Non-Employees. The Company has concluded the measurement date to be the date at which Mr. Jones’ performance is complete with respect to each of the second and third milestones above, because until those dates the Company can repurchase all of the shares for an inconsequential amount. The Company considered the use of a performance commitment model under ASC 505-50-30-11, but concluded it was not appropriate, as there was not a “sufficiently large disincentive for non performance” to ensure that performance by Mr. Jones was probable. Mr. Jones reached the 200,000 student enrollment milestone in April 2009.

Because the number of shares to be earned and the value of those shares would not be known until the measurement date, prior to April 2009 the Company accrued the lowest aggregate fair value of the estimated shares earned in accordance the guidance under ASC 505-50-30-25. For example, at December 31, 2008, the student enrollment at all Evisions’ higher education institutional clients was 90,180 and the estimated value of common stock was $13.75 per share ($4.58 per share after giving effect to the 3-for-1 stock split), so the Company accrued $1,240,000 of customer acquisition expense. At the measurement date, the quantity and terms become known and the accrued expense is adjusted to its final value (i.e., fully vested shares of common stock multiplied the common stock share value at the measurement date). There is no measurement after the measurement date, since the related shares are fully vested and there are no further counterparty performance conditions.

H. Christopher Owings, p. 29

Securities and Exchange Commission

Note 10. Capital Stock, page F2

64.	You disclose on page F-24 that an event constituting a change of control not resulting in automatic conversion shall be regarded as a liquidation event resulting in the preferred stockholders receiving payments according to the underlying liquidation rights. Considering you classify your preferred stock within permanent equity, please tell us how you determined all change of control events not resulting in automatic conversion were solely within your control. In doing so, please confirm that board approval is required under Delaware state law for any change of control transaction and that the preferred shareholders do not control your board. If certain changes in control or other liquidation events, including those deemed hostile, trigger redemption and do not require board approval, it appears that you would be required to present your preferred shares within mezzanine equity even if the likelihood of redemption is considered remote. Please refer to FASB ASC 480-10-S99-3A.

Response

The Company respectfully advises the Staff that in connection with the classification of the preferred stock within permanent equity, the Company evaluated all events to determine whether the preferred stock could be redeemable upon the occurrence of an event that is not solely within the control of the Company and therefore would require classification as temporary equity. In doing so, the Company evaluated the provisions of FASB ASC 480-10-S99-3A, Delaware state law, its certificate of incorporation, its Amended and Restated Investor Rights Agreement and the preferred stock agreements. These agreements have been or will be filed as exhibits to the Registration Statement.

As disclosed in Note 10 to the Company’s consolidated financial statements included in the Registration Statement, prior to August 26, 2008, the Company’s preferred stock was classified outside of permanent equity because the shares were redeemable for their liquidation value upon the occurrence of an event that was not solely within the control of the Company. The preferred stockholders were able to regard certain participation events as deemed liquidations for cash, and it was determined that certain of these participation events were outside the control of the Company.

On August 26, 2008, the Company amended and restated its certificate of incorporation, which eliminated the possibility of any participation events outside the Company’s the control.

Analysis:

Under Rule 5.02.28 of Regulation S-X (and ASR 268 / ASC 480-10-S99), preferred securities that are redeemable for cash are required to be classified outside of permanent equity if they are redeemable 1) at a fixed or determinable price on a fixed or determinable date; 2) at the option of the holder; or 3) upon the occurrence of an event that is not solely within the control of the issuer. The Company’s preferred stock is not redeemable at a fixed or determinable price on a fixed or determinable date, and the preferred stock is not redeemable at the option of the holder. Therefore, the Company evaluated whether the preferred stock is redeemable upon the occurrence of an event that is not solely within the control of the Company.

H. Christopher Owings, p. 30

Securities and Exchange Commission

To determine whether preferred stock is redeemable upon the occurrence of an event that is not solely within the control of the Company, the Company analyzed the present composition of its board of directors. Higher One Holdings, Inc. is incorporated in the State of Delaware and pursuant the Amended and Restated Investor Rights, from August 26, 2008 a stockholders representing a majority of the voting power of the Company have committed to the following board composition:

•	3 directors who are members of management (CEO, COO, and CFO).

•	3 directors who are designated by the holders of a majority of the outstanding shares of preferred stock

•	2 directors proposed by the CEO and jointly agreed upon by the other directors

•	1 director proposed by the designee of the holders of the Series E Preferred Stock and agreed upon by the majority of the other directors.

Given the composition of the Board, the Company concluded that the preferred stockholders do not control the Board.

Noting that the preferred stockholders do not control the Board, the Company analyzed the following provisions contained in the Company’s certificate of incorporation to determine whether the following events were solely within the control of the Company.

•	The preferred stockholders will receive cash amounts, as defined in the certificate of incorporation, upon any liquidation dissolution, or winding up of the Company, whether voluntary or involuntary.

•	Subject to certain weighted voting requirements, the preferred stockholders can elect to regard a Participation Event as a deemed liquidation. Participation Events are defined as:

•	A capital reorganization of common stock;

•	Consolidation or merger of the Company;

•	Sale of all or substantially all of the assets of the Company; and

•

A transaction or series of transactions, other than any equity financings approved by the board, in which any beneficial owner or group that does not prior to such transaction own more than 50% of the voting securities acquires beneficial ownership of more than 50% of the voting securities.

With respect to an ordinary liquidation event, pursuant to ASC 480-10-S99-3A(3)(f) (formerly EITF D-98 paragraph 6, Classification and Measurement of Redeemable Securities), ordinary liquidation events, which involve the redemption and liquidation of all securities, do not result in a security being subject to ASR 268 and being classified outside of permanent equity.

With respect to a capital reorganization of common stock, approval by the board of directors is required under Delaware law (8 Del C. §242), and it must be permissible under the company’s certificate of incorporation (Section B 2 (d)(vii)). Accordingly, the Company considers that this type of Participation Event is solely within the Company’s control.

H. Christopher Owings, p. 31

Securities and Exchange Commission

With respect to a consolidation or merger of the Company, the sale of all or substantially all of its assets and a change in beneficial ownership, approval by the board of directors is required under Delaware law (8 Del C. §251-264 and 8 Del C. §271) and by the Company’s certificate of incorporation (Section B 2 (d)(vii) and Section B 1 (b)(ii)). Under ASC 480-10-S99 Distinguishing Liabilities from Equity, a merger or consolidation is considered to be an event within the control of the issuer if board approval of the merger or consolidation is required under state law in the state of incorporation and if the preferred stockholders do not control the board. Board approval is required under Delaware state law and as stated above, the preferred stockholders do not control the board. However, a short-form merger or “squeeze out” transaction requires additional analysis. The Company notes that any preferred stockholder who wants to sell its shares in a private sale is subject to the provisions of the Amended and Restated Investors Rights Agreement. Pursuant to that agreement, a preferred stockholder who obtains a bona fide offer from a third party must provide notice to the Company, and the Company has the right to match the offer and repurchase the shares into treasury. If the Company waives such right, then the other preferred stockholders and certain common stockholders can match the offer pro-rata. Through this provision, the Company can block any sale of preferred stock, including a short-form mergers and a squeeze out transaction, which would be necessary to reach a change of control transaction threshold by exercising its right of first refusal.

As a result, given the preferred stockholders do not control the Board, the fact that Board approval for change of control transactions is required by Delaware law and given the existence of the Amended and Restated Investor Rights Agreement, which gives the Company the right to match any purchase offer of preferred stock, including short-form or squeeze out transactions, the Company has concluded that all Participation Events are within the Company’s control. Therefore, provisions requiring redemption upon the occurrence of Participation Events do not require mezzanine classification of the preferred security. Based on the analysis, the Company believes that classification of the preferred stock should be classified as permanent equity as of December 31, 2008 and 2009.

Note 11. Repurchase of Shares, page F-26

65.	We note that you repurchased preferred shares in conjunction with an August 2008 tender offer and that the difference of approximately $94 million between the original issuance price and the tender price was deducted from equity. As it appears that the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock represents a return to the preferred stockholder, please tell us why it does not appear you reflected the excess as a subtraction from net income in arriving at net earnings available to common stockholders. Please refer to FASB ASC 260-10-599.

Response

The earnings per share computation in Note 2 to the consolidated financial statements on page F-12 has been revised to present the $80,744 difference between the carrying amount of the preferred stock and the tender price paid to preferred stockholders as a reduction to net income available to common stockholders for the year ended December 31, 2008. The remaining difference of $13,184 was related to the difference between common stock at par and the tender price paid to common stockholders.

H. Christopher Owings, p. 32

Securities and Exchange Commission

Informed Decisions Corporation dba CASHNet Financial Statements, page F-35

66.	Please tell us why you include only nine months of activity for your statements of operations and cash flows for the period ended March 31, 2008.

Response

The Company included nine months of activity for the Informed Decisions Corporation dba CASHNet statements of operations and cash flows for the period ended March 31, 2008 because CASHNet changed its fiscal year effective as of July 1, 2007 from a June 30 fiscal year end to a March 31 fiscal year end. Consequently, audited financial statements were produced for the nine-month period beginning July 1, 2007 and ending March 31, 2008. In accordance with Rule 3-06(b) of Regulation S-X, the filing of financial statements covering a period of nine months is permitted in satisfaction of a requirement for filing financial statements for a period of one year where the issuer has made a significant business acquisition for which financial statements are required under Rule 3-05 and the financial statements covering the interim period pertain to the business being acquired.

Part II. Information Not Required in Prospectus, page II-1

Item 14. Indemnification of Directors and Officers, page II-1

67.	You state that the company and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. Please provide a brief description of the indemnification provisions in this section or provide a cross-reference to where this information can be located. Please refer to Item 508(g) of Regulation S-K.

Response

The Company respectfully advises the Staff that such statement is made in the prospectus under the heading “Underwriting” and not in Part II to the Registration Statement.

68.	Please disclose the “certain affiliates” of Lightyear Capital LLC to which you sold 5,454,545 shares of series E convertible preferred stock on August 26, 2008.

Response

The disclosure has been revised on pages 118 and II-2 to disclose the affiliates of Lightyear Capital LLC to which the Company sold 5,454,545 shares of series E convertible preferred stock on August 26, 2008.

69.	Also, please explain the facts you relied upon in determining that your unregistered sale of series E convertible preferred stock to certain affiliates of Lightyear Capital LLC was permitted by Section 4(2) of the Securities Act, including the manner in which you identified the purchasers.

H. Christopher Owings, p. 33

Securities and Exchange Commission

Response

The Company respectfully advises the Staff that the Company sold such shares of series E convertible preferred stock to Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., both affiliates of Lightyear Capital LLC, in reliance upon Regulation D, which provides a non-exclusive safe harbor under Section 4(2) of the Securities Act.

The Company relied upon the following facts. The purchasers represented in writing that they were “accredited investors” and acknowledged in writing that they, during the course of the transaction and prior to the purchase of such securities, had the opportunity to ask questions and receive answers from representatives of the Company concerning the offering and the securities and to obtain additional information, documents, records and books related to the Company and the investment in the Company. The purchasers were advised in writing of the restrictions on transferability of the securities. The transaction was effected without any public solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules, page II-3

(a) Exhibits, page 11-3

70.	Please file all required exhibits, including the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response

The Company respectfully advises the Staff that it intends to file all required exhibits in a timely manner, including the underwriting agreement and legal opinion, to allow the Staff time to review them before the registration statement becomes effective.

Item 17. Undertakings, page II-4

71.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Response

The disclosure has been revised on page II-5 to include the undertakings in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

*    *    *    *    *

Please direct any comments or questions regarding this filing to the undersigned at (212) 225-2632.

H. Christopher Owings, p. 34

Securities and Exchange Commission

Very truly yours,

/s/ David Lopez

David Lopez
Enclosure

cc:	Andrew Blume
Robert W. Errett
John Fieldsend
Securities and Exchange Commission

Thomas Kavanaugh
Higher One Holdings, Inc.

Jay Clayton
Sullivan & Cromwell LLP